

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 3, 2008

Stephen K. Workman
Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089

> **Re:** **Finisar Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2007**
> **Filed December 4, 2007**
> **Form 10-K for the Fiscal Year Ended April 30, 2006**
> **Filed July 14, 2006**
> **File No. 000-27999**

Dear Mr. Workman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief